Bionomics Limited

02060426

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

7 November 2002

SUPPL

SEC MAIL RECEIVED PROCESSING
NOV 13 2002
WASH, D.C. 180 SECTION

**Re: Bionomics Limited - File number 82-34682**

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

per: Jill Mashado
**Company Secretary**

PROCESSED
DEC 17 2002
THOMSON FINANCIAL

dlw 12/10

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Bionomics Limited

ABN 53 075 582 740

## ASX ANNOUNCEMENT

Thursday 7 November 2002

### BIONOMICS BROADENS COMMERCIAL OPPORTUNITIES WITH NEW DRUG DISCOVERY PLATFORM TO DEVELOP GENE-BASED TREATMENTS FOR EPILEPSY

Bionomics Limited (ASX:BNO) today announced at its Annual General Meeting that the Company's epilepsy program has reached an advanced phase of development with its new world class drug discovery platform, ionX™.

Bionomics Managing Director and CEO, Dr Deborah Rathjen, describes the ionX™ drug discovery platform as a major building block necessary to discover and develop new drugs for epilepsy and other central nervous system (CNS) disorders.

"What sets Bionomics apart from its competitors in creating this new platform technology is the fact ionX™ is based on a series of world-first epilepsy gene discoveries," Dr Rathjen said.

"Our scientists and collaborators at the University of Melbourne and the Adelaide Women's and Children's Hospital are pioneering leaders in epilepsy genetics and we have a broad range of international patent applications for our epilepsy gene discoveries. In September we achieved a significantly scientific milestone with the creation of the world's first animal model of human inherited epilepsy and just last month we entered a development collaboration and license agreement with San Diego based Nanogen Inc. to develop a world-first molecular diagnostic test for epilepsy.

The ionX™ epilepsy drug discovery platform is based on three components:

1. Target identification, where the Company uses its clinical expertise and genomics tools to identify new genes underlying epilepsy.
2. Target validation, where new genes are tested to assess if they are valuable drug targets.
3. Drug discovery, where biological and chemistry tools are combined with scientific expertise and valuable assets, such as the animal model, to discover and develop new drugs.

According to Dr Rathjen, there is currently a serious gap in the market for new drugs to treat epilepsy.

"Existing drugs are old, off-patent, and not well tolerated," she said. "World Health Organisation statistics show up to 30 percent of patients do not respond adequately to existing drugs and against this backdrop, the development of the ionX™ drug discovery platform for epilepsy is both a commercial and R&D milestone for the Company.

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"The ionX™ drug discovery platform is currently generating high levels of interest with multinational pharmaceutical companies and large biotechnology companies

"Through our gene discoveries which underpin the ionX™ platform, we may have the opportunity to widen our target market from epilepsy to address the broader market for central nervous system (CNS) disorders," Dr Rathjen said.

The global CNS market is the second largest sector of the pharmaceuticals market, valued in 2001 at greater than US$50 billion. The epilepsy sector comprises approximately four million patients globally and 180,000 new cases are diagnosed in the US alone each year.

Last week Bionomics' Scientific Advisory Board member, Professor Sam Berkovic, was awarded the GlaxoSmithKline Australia Award for Research Excellence.

**About Bionomics Limited**

Bionomics Limited is an ASX listed biotechnology company based in Adelaide, Australia. Bionomics combines its strong genomics-based research focus on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications. Bionomics focuses its research and development activities in breast cancer, epilepsy and angiogenesis (a critical process involved in serious diseases such as cancer, chronic inflammatory diseases and eye diseases). These diseases are in need of improved medical treatments and represent large markets for Bionomics-developed products. Importantly, Bionomics has exclusive access to clinical material and clinical insights, which in combination with its platform of core technologies, diverse set of skills and expertise and strategic academic and commercial collaborations, positions Bionomics as a world leader in the fields of rapid disease gene and drug discovery, therapeutic and diagnostic product development.

For more information about Bionomics, visit www.bionomics.com.au

**FOR FURTHER INFORMATION PLEASE CONTACT:**

**DR DEBORAH RATHJEN**
**CEO & MANAGING DIRECTOR**
**BIONOMICS LIMITED**
**Ph: +61 8 8354 6101**

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**BIONOMICS LIMITED**
**ABN: 53 075 582 740**

**ASX RELEASE**
7 November 2002

---

**Notice of outcome in respect of resolutions put to Annual General Meeting held at 10.30am 7 November 2002.**

Bionomics Limited hereby gives notice to the Australian Stock Exchange Limited ("ASX") that shareholders of the Company passed all resolutions (i.e. Items 2 to 6 inclusive) considered before the meeting today.

With respect to Resolution 2, **re-election of Fraser Ainsworth as a Non-Executive Director**, the total number of proxy votes in respect of which the appointments specified that:

| | | |
|---|---|---|
| (i) | The proxy is to vote for the resolution | 8,918,894 |
| (ii) | The proxy is to vote against the resolution | 11,757 |
| (iii) | The proxy is to abstain on the resolution | 11,500 |
| (iv) | The proxy may vote at the proxy's discretion | 800,706 |

With respect to Resolution 3, **approval of the issue of shares to Directors**, the total number of proxy votes in respect of which the appointments specified that:

| | | |
|---|---|---|
| (i) | The proxy is to vote for the resolution | 8,618,494 |
| (ii) | The proxy is to vote against the resolution | 325,407 |
| (iii) | The proxy is to abstain on the resolution | 20,183 |
| (iv) | The proxy may vote at the proxy's discretion | 368,152 |

With respect to Resolution 4, **approval of the Bionomics Limited Employee Share Option Plan**, the total number of proxy votes in respect of which the appointments specified that:

| | | |
|---|---|---|
| (i) | The proxy is to vote for the resolution | 8,745,779 |
| (ii) | The proxy is to vote against the resolution | 177,639 |
| (iii) | The proxy is to abstain on the resolution | 40,666 |
| (iv) | The proxy may vote at the proxy's discretion | 368,152 |

With respect to Resolution 5, **approval of the issue of options made on 21 June 2002 pursuant to the Bionomics Limited Employee Share Option Plan**, the total number of proxy votes in respect of which the appointments specified that:

| | | |
|---|---|---|
| (i) | The proxy is to vote for the resolution | 8,634,793 |
| (ii) | The proxy is to vote against the resolution | 294,488 |
| (iii) | The proxy is to abstain on the resolution | 39,803 |

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| | | |
|---|---|---|
| (iv) | The proxy may vote at the proxy's discretion | 371,152 |

With respect to Resolution 6, **approval of the proposed issue of options to Dr Deborah Rathjen**, the total number of proxy votes in respect of which the appointments specified that:

| | | |
|---|---|---|
| (i) | The proxy is to vote for the resolution | 8,634,444 |
| (ii) | The proxy is to vote against the resolution | 300,474 |
| (iii) | The proxy is to abstain on the resolution | 34,166 |
| (iv) | The proxy may vote at the proxy's discretion | 371,152 |

The Notice of Annual General Meeting and accompanying documents were lodged with ASX on 4 October 2002.

This notice is given in accordance with ASX Listing Rule 3.13.2.

**JILL MASHADO**
**COMPANY SECRETARY**
**BIONOMICS LIMITED**

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Bionomics Limited

ABN 53 075 582 740

## ASX ANNOUNCEMENT

### BIONOMICS ANNUAL GENERAL MEETING
### THURSDAY, 7 NOVEMBER 2002

### SLIDE 1: BIONOMICS AGM TITLE SLIDE

Ladies and Gentlemen:

Once again, a warm welcome to our fellow shareholders and invited guests.

Over the past year Bionomics has achieved some very important commercial milestones (including our first, albeit small revenues!) and R&D milestones which Deborah Rathjen will describe shortly. This was against a backdrop of negative sentiment towards higher reward/higher risk equity markets, including the biotechnology sector.

Globally, the biotechnology sector has suffered heavy falls. Since the start of the year the biotech index on the US Nasdaq has fallen by 40 percent. Over the same period in Australia the S&P/ASX 200 Healthcare and Biotech Index and the broader Healthcare and Biotech Index have shed around 35 percent of their value. Companies like Bionomics are affected by the same trends in investor sentiment, market volatility and world events as our counterparts in the USA and Europe, despite the fact we operate in a much smaller arena.

Even biotech companies which are meeting expectations and making significant advances with new product approvals are struggling to be recognised in a market currently driven by this negative sentiment.

### SLIDE 2: MARKET CAPITALISATION

Bionomics is clearly meeting R&D and commercial expectations. However, we have not escaped the sector's current downturn, as this graph demonstrates and as all of us shareholders are well aware! As this graph also shows, we have nevertheless outperformed other similar sized stocks in the sector.

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You may well ask – "When will this current negative market sentiment change and improve?" We don't know, but in our view this is not a matter of "if" – rather, it is a matter of "when" – and biotech companies that will be well positioned when the market improves are those companies which have demonstrated prudent financial management while at the same time staying focused on their strategic goals, meeting their commercial and R&D milestones and keeping the market well informed, which is what we at Bionomics are doing – let me assure you!

**SLIDE 3: BLANK**

**FINANCIAL CAPACITY**

As noted in the Annual Report, the Company is in a sound position to fund our R&D programs.

Cash on hand at the end of the reporting period was $8.6 million – at current cash burn rates this will be sufficient funding for at least the next two years. As well, we are continually investigating the various sources of additional financing to fund new opportunities and will access these sources when and if appropriate, provided that the interests of existing shareholders are well served by doing so.

The Board and management are acutely aware of the need to conserve cash and to see that expenditures on other than R&D are minimised. In this regard, the Board is satisfied that the ratio between corporate overheads/administration costs on the one hand, and R&D expenditures on the other hand, is appropriate. Indeed, there has been a material improvement in this ratio since my last report to you.

**ADR PROGRAM**

In September we increased the potential for attracting overseas investment in Bionomics by launching an American Depository Receipts (ADR) program on the US NASDAQ exchange via the Bank of New York. The major objective of this listing is to attract attention and market support in the US, following deal announcements with biotech companies in the US and Europe, which Deborah Rathjen will more fully describe shortly.

A large component of Bionomics' business is conducted internationally. It is the Board's view that US investors understand the type of company we are and by launching the ADR program in the US, we are providing US investors with an additional mechanism for investment into Bionomics. The primary purpose of the ADR's is to facilitate trading in our shares by US based investors, rather than to raise new equity.

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**NEW RESEARCH FACILITY**

The handover of the $6.3 million Research Facility occurred in March, marking our evolution into a truly in-house biotech R&D company. Clearly, the purpose-built laboratories have already increased the effectiveness of our R&D program. In bringing together corporate management and scientists on one site we have achieved synergies in our research programs, strong teamwork, improved communication and better control of research timelines.

In this context we are grateful to the South Australian Government for the Government's vision and financial support which has helped us position ourselves as a recognised player in the global biotechnology industry.

**RISK MANAGEMENT**

The Board is well aware of the need to manage risk, particularly in light of current negative/risk averse market sentiments. As we have previously observed, the biotech industry is by its very nature associated with significant risk. Bionomics is managing the risks associated with our business by:

- undertaking a range of R&D activities within our key areas of epilepsy, breast cancer and angiogenesis to open up a wide range of future commercial opportunities. Within this context Bionomics has broadened our technology platform to add strength to our bioinformatics, proteomics and biology capabilities;

- building a broad intellectual property base to cover the full spectrum of commercial opportunities; and,

- putting in place a strong line-up of partners who can contribute significantly to product development through their expertise and financial resources.

To date the Company has not experienced significant disappointments in our research programs, and whilst the above measures are no guarantee that Bionomics will not experience the sorts of delays and disappointments which occur in this industry, they do significantly reduce the risk of a major setback. Bionomics has a balanced project portfolio, a well defined strategy and an experienced team to execute this strategy.

**THE BIONOMICS TEAM**

Our corporate and R&D successes are not possible without an expert team of people. The contribution of the Bionomics team has again been substantial and much has been achieved over the two years of Dr Rathjen's leadership.

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Since her appointment in June 2000, Dr Rathjen has worked very hard to transform Bionomics from a "virtual" company with a heavily scientific emphasis, into a cohesive, focused organisation. The management team now has the right mix of scientific and commercial skills to achieve corporate and R&D milestones in a timely manner.

This year, Dr Rathjen's extensive biotechnology experience has been recognised by the Federal Government with two important appointments to:

- the Prime Minister's Science, Engineering and Innovation Council; and,
- the Australian Biotechnology Advisory Committee.

In the Board's view, Bionomics shareholders have benefitted materially from Dr Rathjen's involvement in these influential industry committees.

The Board gratefully acknowledges Dr Rathjen's contribution and the efforts of all the Bionomics team, including the scientists working on Bionomics' research projects in each of the three research institutes with which we have services agreements.

Bionomics collaborates with some of Australia's leading scientists to discover and develop better treatments, diagnostic products and gene therapies for epilepsy, angiogenesis and breast cancer. In addition to creating the world's first animal model of inherited human epilepsy, an achievement which Dr Rathjen will expand upon shortly, our scientists continue to be recognised by the industry for their world class research.

In this context, last week one of our Scientific Advisory Board members, Professor Sam Berkovic, was awarded the GlaxoSmithKline Australia Award for Research Excellence and late last year Professor Grant Sutherland, Co-Chair of the Scientific Advisory Board, was awarded the prestigious 2001 Ramaciotti Medal for excellence in biomedical research.

Over the past year we have expanded significantly our team in the research areas of genomics, bioinformatics, proteomics and cell biology, as well as the commercial area of business development. Four senior appointments were made in these areas, about which Deborah Rathjen will say more shortly.

**SLIDE 4: POSITIVE OUTLOOK**

Bionomics' achievements in attracting corporate partnerships with large pharmaceutical and biotech companies, grant funding for our programs and building our intellectual property, have not been recognised to the extent that we would prefer, for reasons beyond our control.

Notwithstanding negative global market sentiment, Bionomics will continue to focus on achieving key milestones in our epilepsy, angiogenesis and breast cancer programs, as set out in the Annual Report, and on establishing important additional alliances with companies in the northern hemisphere to realise the value of our gene discoveries. These commercial relationships are critical for the growth of the Company.

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The biotech industry demands innovative research, a clearly defined strategy, a long-term perspective, a great deal of persistence and tight management of assets to build a successful company.

Not withstanding the risks, the Board remains confident that Bionomics will be widely acknowledged as an outstanding biotechnology company with very real prospects of adding further sustainable shareholder value.

Thank you once again for your attendance, and I now invite Deborah Rathjen to give her presentation. Over to you Deborah.

**SLIDE 5: BIONOMICS AGM TITLE SLIDE**

**INTRODUCTION**

Thank you Mr Chairman. Ladies and gentlemen, thank you for your attendance here today.

This year, at our third Annual General Meeting as a public company, I can speak to you with enormous pride about a year of substantial achievement. It has been a year where we have made significant progress in building upon our strong foundation of science, technology and business.

The key to our success has been a focus on partnerships, patents and people. These three Ps are the core strategy for Bionomics' growth.

Our Chairman has already spoken about the importance of people and he has outlined the sound financial position of the Company. In a snapshot, I am delighted to report Bionomics completed the 2001/2002 financial year with three new strategic partnerships, a stronger intellectual property position and expanded commercial and scientific skills within the management team. Importantly, the Company has achieved significant research and development (R&D) milestones during the year and commercialisation revenues post June 30.

We have moved from being a new publicly listed entity with great ideas, to being a deal-making biotech with global reach. In the four months since the June 30 balance date, the Company has moved further forward with new commercial developments that demonstrate the strategy at work and I will speak of these shortly.

We have achieved all of this at a pace that is envied by our competitors and greatly respected by our industry partners. Bionomics is a company on the move with a very solid platform of gene discoveries and a very bright future in product discovery and development.

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**SLIDE 6 – BUSINESS HIGHLIGHTS**

Now let's look at some details of our achievements during the year. On the business front:

- In March 2002 Bionomics and Genmab A/S announced we would jointly discover and develop human monoclonal antibodies to three targets from Bionomics' angiogenesis program.

- In May 2002 Bionomics entered into a collaborative research agreement with Johnson and Johnson Research Pty Ltd., a member of the global Johnson and Johnson family of companies, to validate Bionomics' angiogenesis drug targets. This collaboration is a major milestone in the Company's development. It has boosted Bionomics' visibility in the major US market – and is a factor in our decision to issue American Depository Receipts (ADRs).

- Bionomics has secured two partnership agreements with Hybrigen Inc. in the past financial year. This partnership seeks to rapidly identify novel drug targets from Bionomics' initial gene discoveries utilising Hybrigen's proprietary proteomics technologies. The collaboration has already yielded information on the pathway regulated by Bionomics' breast cancer gene BNO1.

Our partnership strategy enables us to better manage the risks associated with biotechnology R&D, as we are able to leverage the cutting edge technologies, product development expertise and financial resources of our partners. Importantly, this in turn translates into a faster route to market for our gene discoveries.

**SLIDE 7 – CORPORATE HIGHLIGHTS**

An exciting event for the Company occurred in March when Bionomics moved to its new research facility in the Adelaide bioscience precinct at Thebarton. The multi-million dollar facility has been established as a ten-year lease/purchase arrangement with the South Australian Government and I would like to endorse the Chairman's comments about our appreciation of the State Government's support. This move to a single location has significantly enhanced the Company's operations, and together with our new appointments in science and business, marked our transformation from a virtual company to a company with substantial business and scientific management expertise.

This year we have made a number of scientific appointments, including Dr Gabriel Kremmidiotis as Head of Bioinformatics, Dr Andy Dunbar as Head of Proteomics and Dr Ralf Brandt as Head of Cell Biology. These appointments reflect both our internationally recognised scientific capability, as well as our international experience in pharmaceutical research and development.

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In the commercial area we appointed Francis Placanica as Vice President of Business Development and the Company is already benefiting from his international experience in negotiating commercial agreements.

Our ADR program announced in October is indicative of Bionomics' strategy to build and enhance recognition of the Company in those parts of the world where we form our commercial alliances.

**SLIDE 8 – RESEARCH & DEVELOPMENT HIGHLIGHTS**

I'd like now to outline our achievements in research and development.

Let me say firstly that our epilepsy research has always been our flagship program, a program in which your Company is without an industry peer. Building upon our strong leadership in epilepsy gene discovery, we have developed what we believe could become the "gold standard" mouse model of epilepsy since it gives us a unique insight into the condition.

This animal model of inherited human epilepsy is an exciting world first for Bionomics and is likely to play a valuable role in the discovery and development of better treatments. The discovery is both scientifically and medically significant. Epilepsy sufferers urgently need new treatments for more effective control of epileptic seizures, and the models we are creating and patenting may lead to a new approach to drug discovery and development. Thirty percent of patients do not respond to existing drugs. This means that there is a significant market opportunity for products based on Bionomics' research.
The current epilepsy drug market is worth US$5 billion per annum and in the major US market is growing at 17 percent per annum. Obviously, we are particularly pleased and excited about our mouse model breakthrough. This, and other recent advances, form the basis of the Company's world-class drug discovery platform ionX™.

**SLIDE 9 – IONX DISCOVERY PLATFORM**

ionX™ comprises our intellectual property assets from gene discovery through to drug discovery and includes the mouse models and our drug screening strategies. These valuable assets are covered by our patent filings. Simply put, these assets are the building blocks for Bionomics' future success.

We are very focused right now on forging commercial arrangements for discovery of improved treatments for epilepsy based on our ionX™ platform and more accurate diagnosis of the condition based on our gene discoveries. However, through the gene discoveries that underpin our ionX™ platform, we may have the opportunity to widen our target market from epilepsy to address the broader market for central nervous system (CNS) disorders.

These disorders include conditions such as Alzheimer's disease, Parkinson's disease and schizophrenia. CNS disorders represent the second largest therapeutic segment of the pharmaceutical market in which revenues of greater than US$50 billion are currently increasing at a rate of 11.9 percent per annum.

**SLIDE 10 – RESEARCH AND DEVELOPMENT HIGHLIGHTS**

Our angiogenesis project has played a role in securing our global partnerships. Since acquiring worldwide rights to the angiogenesis genes identified by a novel system devised at the Hanson Centre for Cancer Research, the number of genes identified has increased from 56 to 137. This is the result of the screening of some 900 cDNA clones and represents an encouraging milestone achievement. The discovery of genes associated with angiogenesis and their validation as drug targets presents a number of significant commercial opportunities for the Company.

Bionomics' breast cancer project has made good progress with the finding that the BNO64 gene is implicated in the development of approximately 50 percent of breast cancers, suggesting that BNO64 is a major breast cancer tumour suppressor gene. A crucial research milestone was achieved with the demonstration that BNO64 blocks breast cancer cell growth. In December last year, an R&D Start Grant of $1.74 million was awarded to the Company to progress our research in this area.

Bionomics actively pursues a policy of strong patent protection. We act promptly to secure and protect our newly discovered assets including gene discoveries, drug screening strategies and animal models. This year we have seen expansion of our patent portfolio from 230 gene discoveries to in excess of 370 genes and gene variations associated with our epilepsy, breast cancer and angiogenesis gene discovery programs.

**SLIDE 11 – BIONOMICS SCORECARD**

Turning now to the Bionomics scorecard. We are committed to the achievement of our objectives both in our corporate activities and in our R&D programs.

**SLIDE 12 – BIONOMICS SCORECARD**

Bionomics has a very healthy scorecard which reflects a year of substantial progress. In short, I'm pleased to report we have delivered on all of the objectives set for the past financial year.

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**SLIDE 13 – SIGNIFICANT ACHIEVEMENTS POST JUNE 30**

I'm pleased to also be able to update you on more recent developments in the Company's progress. Since the June 30 balance date the Company has, of course, moved on. And we have moved on with outstanding success, illustrated by two particular achievements in addition to our world beating epilepsy mouse model.

Early last month we announced a development collaboration and license agreement with NASDAQ-listed Nanogen, Inc. Bionomics and Nanogen have partnered to research and develop a new generation diagnostic product for epilepsy. We feel this is a significant new partnership that could reap outstanding benefits for the Company and for sufferers of epilepsy. As referred to by the Chairman, the partnership has already moved forward with Bionomics receiving its first license payment. While the financial terms of the agreement are confidential, we stand to receive further payments as milestones are met over the next twelve months. Thereafter, we will also receive payments on product sales, which, for a company the size of Bionomics, will be substantial. As we all know diagnostic products have a faster path to market than pharmaceutical products, given they are not subject to the same level of Food and Drug Administration review.

The collaboration specifically focuses on the development of a world-first molecular diagnostic test for epilepsy. DNA diagnostics for epilepsy represent a very large market opportunity that Bionomics and Nanogen are uniquely positioned to serve. In the US there are approximately two million diagnosed cases of epilepsy, with an additional 180,000 new cases of epilepsy diagnosed each year. Current diagnostic methods of epilepsy rely on experienced clinicians interpreting physical symptoms or real-time measures of brain electrical activity.

The process of diagnosis can be extremely time intensive and carry high medical costs, with incorrect diagnosis leading to serious adverse effects and, in extreme cases, death.

In a second development we can report that we have advanced 114 novel genes to international patent stage in our angiogenesis program. The patent application includes drug targets to discover drugs to fight cancer and inflammatory diseases, such as rheumatoid arthritis. Bionomics' Angene™ drug discovery platform is based on these proprietary drug targets and our validation processes.

The progress of Bionomics' patents is a key performance indicator for the Company. Our most recent patent filing confirms Bionomics' position as a world leader in gene discovery and target validation, a fact that shareholders can rightly be proud of.

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**SLIDE 14 – RAPID PROGRESS, STRONG SCIENCE, COMMERCIAL RESULTS**

In conclusion Ladies and Gentlemen I am pleased to report that Bionomics strategy to focus on patents, partnerships and people, together with the substantial achievement of our R&D objectives, places the Company in a very strong position. We are most assuredly a company on the move.

When the Company first listed we positioned ourselves as a genomics company focused on gene discovery. In our second year we strengthened our platform through our emphasis on functional genomics, proteomics and bioinformatics. Now, in our third year Bionomics is a research and development biotechnology company with powerful proprietary genomics driven drug discovery platforms — ionX™ for central nervous system drug discovery and Angene™ for drug discovery in the therapeutic areas of cancer and inflammation. This rapid and significant progress has been made possible by the strength of our science and the talented team of scientists in our Company, supported by an energetic and committed business team.

Bionomics is without peer in the world in its epilepsy program and in the new ionX™ platform for drug discovery and development. Importantly, the ionX™ platform is the basis on which we are building a solid foundation for the Company's future and we are looking to this platform to provide substantial commercial outcomes. Bionomics is a clear leader in the niche it occupies and has established a competitive global position in CNS, angiogenesis and cancer research.

In the next 12 months we will continue to leverage our world-class science to secure additional global partnerships, with the objective of building sustainable shareholder value. We will not be distracted from this fundamental objective by factors beyond our control, namely the adverse sentiment prevailing in global stock markets.

Thank you once again for your time here today. We appreciate your support and we look forward to reporting further success to you during the coming year.

**SLIDE 15 – COMMERCIALISING GENE DISCOVERIES TO REVOLUTIONISE MEDICAL TREATMENTS**

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**FOR FURTHER INFORMATION PLEASE CONTACT:**

**DR DEBORAH RATHJEN**
**CEO & MANAGING DIRECTOR**
**BIONOMICS LIMITED**
**Ph: +61 8 8354 6101**

**Or visit the Bionomics website on www.bionomics.com.au**

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# Annual General Meeting
# 7 November 2002

## Fraser Ainsworth
## Chairman

Bionomics Limited

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# Market Capitalisation

Index of Bionomics' market capital relative to the ASX Healthcare and Biotech Index and to a sample of similar ASX-listed stocks with a market capitalisation of $20-$50 million



Index 100 at end January 2002 (data points at months end)
Market Capital Index
120
110
100
90
80
70
60
50
Jan-02
Feb-02
Mar-02
Apr-02
May-02
Jun-02
Jul-02
Aug-02
Sep-02
Oct-02
Date
Bionomics
Similar Stocks $20m - $50m M. Cap
Healthcare & Biotech Index


Bionomics Limited

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Bionomics Limited

# Positive Outlook

Fundamentals in place:

- First revenues
- Balanced portfolio
- Well-defined strategy
- Experienced team to execute strategy

# Annual General Meeting
# 7 November 2002

## Deborah Rathjen
## CEO & Managing Director

Bionomics Limited

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# Business Highlights

**30 January 2002**
Hybrigen Inc. deal to collaborate on novel angiogenesis drug target

**12 March 2002**
Genmab deal to co-develop human antibodies for angiogenesis targets

**9 May 2002**
Johnson & Johnson collaboration to validate Bionomics' angiogenesis drug targets

**29 May 2002**
Bionomics and Genmab expand collaboration to third target

**1 October 2002**
Nanogen deal to develop epilepsy diagnostic

Bionomics Limited

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# Corporate Highlights

**10 December 2001**
Francis Placanica appointed Vice President, Business Development

**17 December 2001**
Dr Gabriel Kremmidiotis appointed Head of Bioinformatics

**11 March 2002**
Move to new Research Facility, Thebarton Bioscience Precinct

**14 March 2002**
Dr Andy Dunbar appointed Head of Proteomics

**11 April 2002**
Dr Ralf Brandt appointed Head of Cell Biology

**2 October 2002**
American Depository Receipts launched on NASDAQ

Bionomics Limited

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# Research & Development Highlights

**4 December 2001**
$1.74 million Federal Government breast cancer grant

**14 May 2002**
New epilepsy gene discoveries

**8 July 2002**
Bionomics triples portfolio of epilepsy gene discoveries (148 gene variants, including 98 new gene variants, in validated drug targets related to CNS disorders)

**9 September 2002**
World-first animal model of inherited human epilepsy

**19 September 2002**
Over 100 novel angiogenesis genes advance to international patent stage

Bionomics Limited

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# ionX™ Discovery Platform

**Target Identification**

Genetic variations associated with epilepsy

→

**Target Validation**

Drug targets

Screening tools

"Gold Standard" mouse models

→

**Drug Discovery**

New drugs for epilepsy and other CNS disorders

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# Research & Development Highlights

**4 December 2001**
$1.74 million Federal Government breast cancer grant

**14 May 2002**
New epilepsy gene discoveries

**8 July 2002**
Bionomics triples portfolio of epilepsy gene discoveries (148 gene variants, including 98 new gene variants, in validated drug targets related to CNS disorders)

**9 September 2002**
World-first animal model of inherited human epilepsy

**19 September 2002**
Over 100 novel angiogenesis genes advance to international patent stage

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# Bionomics Scorecard 2001 – 2002

| CORPORATE OBJECTIVES | | RESULTS |
|---|---|---|
| **Progress gene discoveries into the international patenting phase** | ✓ | 3 international PCT patent applications for genes involved in CNS disorders.<br>1 additional provisional patent application filed in relation to epilepsy gene discoveries. |
| | ✓ | 6 international PCT patent applications for breast cancer |
| | ✓ | 3 provisional patent applications for genes involved in angiogenesis |
| **Progress commercial prospects through licensing deals for Bionomics' IP**<br><br>***And***<br><br>**Establish alliances to enhance Bionomics' capacity to compete globally** | ✓ | R&D collaboration with Hybrigen Inc., to utilise Hybrigen's proteomic platform to discover drug targets in the areas of angiogenesis and breast cancer. (*September 2001/January 2002*) |
| | ✓ | Collaboration and license agreement with Genmab A/S to create and develop fully human antibodies to angiogenesis targets identified by Bionomics. (*March 2002*) |
| | ✓ | Collaboration and licensing agreement with Johnson & Johnson Research Pty Limited (JJR) to validate angiogenesis drug targets and screen JJR compounds. (*May 2002*) |

Bionomics Limited

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# Bionomics Scorecard 2001 – 2002

| R&D OBJECTIVES | | RESULTS |
|---|---|---|
| **Utilise power of Bionomics' gene discovery platform to discover new genes** | ✓ | In excess of 148 gene variants, including 98 new gene variants, in validated drug targets related to CNS disorders including epilepsy, Alzheimer's disease and Parkinson's disease. |
| ***And*** | ✓ | Discovery that BNO64 is a major breast cancer tumour suppressor gene able to block cancer growth. |
| **Validate Bionomics' gene discoveries as drug targets or markers for the diagnosis of disease** | ✓ | Angiogenesis gene discoveries increased from 56 to 137. |

Bionomics Limited

82-34682

# Significant Achievements Post June 30

- The world's first model of human inherited epilepsy
- License and Collaboration agreement with Nanogen Inc.
- Patent progress – 114 genes from angiogenesis program

Bionomics Limited

82-34682

# Rapid Progress – Strong Science – Commercial Results

**new treatments & diagnostics**

genetics/genomics platform

functional genomics, proteomics, bioinformatics

drug discovery platforms ionX™ and Angene™

Bionomics Limited

82-54682

# Commercialising gene discoveries to revolutionise medical treatments

Bionomics Limited

82-34682


Bionomics Limited